# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Couchbase, Inc., CIK 0001845022
CUSIP: 22207T101
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3250 Olcott Street, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 04/03/2025
Amends the filing with accession number 0001641172-25-001009
Filed by CIK 0002022284
Persons authorized to receive notices and communications: Della P. Richardson, 405 Colorado Street, Suite 1600, Austin, Texas (TX), 78701, 512-987-7314

## Reporting persons
- Haveli Investments, L.P. (CIK 0002022284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.8% of the class)
- Haveli Cascade Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.8% of the class)
- Haveli Cascade Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.8% of the class)
- Haveli Investments Software Fund I GP, LLC (CIK 0002022122): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.8% of the class)
- Haveli Software Management LLC (CIK 0002022117): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.8% of the class)
- Haveli Investment Management LLC (CIK 0002022286): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.8% of the class)
- Whanau Interests LLC (CIK 0002022120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.8% of the class)
- Brian N. Sheth (CIK 0001782665): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,195,601; sole dispositive power 0; shared dispositive power 5,195,601; aggregate amount beneficially owned 5,195,601 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Couchbase, Inc.
Address of issuer's principal executive offices: 3250 Olcott Street, Santa Clara, California (CA), 95054
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on March 27, 2025 (as amended to date, the "Schedule 13D"), relating to the common stock, $0.00001 par value per share (the "Common Stock"), of Couchbase, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From March 28, 2025 through April 3, 2025, Cascade Aggregator purchased an aggregate 990,433 shares of Common Stock in a series of open market transactions for an aggregate consideration of $15,668,095.10. Cascade Aggregator obtained the funds for the acquisition of the securities reported herein through capital contributions of its partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 53,100,012 shares of Common Stock outstanding as of February 28, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 25, 2025.

Cascade Aggregator is the record holder of the shares reported herein. Mr. Sheth is the managing member of Whanau, which is the general partner of Investments, which is the sole member of Investment Management, which is the sole member of Software Management, which is the investment adviser to Software Fund I GP, which is the sole member of Cascade Aggregator GP, which is the general partner of Cascade Aggregator. As a result of these relationships, each of the foregoing may be deemed to share beneficial ownership of the securities held of record by Cascade Aggregator.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Since the prior Schedule 13D filing, the Reporting Persons effected the open market transactions of Common Stock listed on Annex B hereto. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Haveli Investments, L.P.: By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (04/03/2025)
- Haveli Cascade Aggregator, L.P.: By: Haveli Cascade Aggregator GP LLC, By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (04/03/2025)
- Haveli Cascade Aggregator GP LLC: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (04/03/2025)
- Haveli Investments Software Fund I GP, LLC: By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (04/03/2025)
- Haveli Software Management LLC: /s/ Brian N. Sheth, Brian N. Sheth, Manager (04/03/2025)
- Haveli Investment Management LLC: /s/ Brian N. Sheth, Brian N. Sheth, Manager (04/03/2025)
- Whanau Interests LLC: /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (04/03/2025)
- Brian N. Sheth: /s/ Brian N. Sheth, Brian N. Sheth (04/03/2025)